BTIG, LLC

65 East 55th Street
New York, New York 10022

July 10, 2020

VIA EDGAR

Sergio Chinos

Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	Malacca Straits Acquisition Company Limited

Registration Statement on Form S-1

Filed June 26, 2020, as amended

File No. 333-239462

Dear Mr. Chinos:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby join in the request of Malacca Straits Acquisition Company Limited that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Tuesday, July 14, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, zero copies of the Preliminary Prospectus dated July 9, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,
BTIG, LLC

By:	/s/ Joseph Passaro
Name: Joseph Passaro Title: Managing Director

As Representative of the Underwriters